Exhibit 99.1

Glass House Brands to Host Analyst & Institutional Investor Day on

September 12, 2024 at the SoCal Farm in Camarillo, California

LONG BEACH, CA and TORONTO, September 11, 2024 -- Glass House Brands Inc. (“Glass House” or the “Company” (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis businesses in the U.S., today announced that it will host an Analyst & Institutional Investor Day at the Company’s SoCal Farm in Camarillo, California, on Thursday, September 12, 2024, from 11:00 a.m. to approximately 4:30 p.m. Pacific Time.

The event will include presentations by Kyle Kazan, Co-Founder, Chairman and CEO, Graham Farrar, Co-Founder, Board Member and President, Mark Vendetti, Chief Financial Officer, and other senior business leaders in the Company’s Wholesale Biomass, Wholesale CPG and Retail Dispensary Business. In-person attendees will also receive a Greenhouse Tour.

“Our team is excited to host this event at our SoCal Farm, which is the one of the largest cannabis cultivation sites in the world and the heartbeat of our company,” said Kyle Kazan, Co-Founder, Chairman & CEO of Glass House. “We pride ourselves on transparency and look forward to sharing the past, present and future of Glass House Brands with those who join us both in-person and virtually.”

Participants who cannot attend the event in-person can find a live webcast and replay here. It can also be found on the Glass House Brands website at https://glasshousebrands.com/news-events/events-and-webcasts/ then by selecting ‘Investor Day 2024’ from the drop down menu. The webcast will be archived for approximately 30 days.

The in-person portion of this event is strictly invite-only and space is limited. Please reach out to ir@glasshousebrands.com or GlassHouse@kcsa.com to inquire about attendance.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com